WADDELL & REED, INC. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Computation of Net Capital Requirement – Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2019

(In thousands)

Total stockholder's equity per balance sheet	$	167,218
Additions to capital – deferred tax and capitalized lease adjustment		3,659
Total stockholder's equity for computation of net capital		170,877
Nonallowable assets:		
Investments in affiliates		54,169
Fixed assets		10,823
Other assets		43,039
Total nonallowable assets		108,031
Haircuts on securities		2,089
Net capital		60,757
Computation of alternative net capital requirement Rule 15c3-1		
Net capital requirement (greater of $250 or 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3)		250
Excess of net capital	$	60,507

There were no material differences between the amounts presented above and the amounts presented in the
Company's unaudited December 31, 2019, FOCUS Part IIA filed on January 24, 2020.

See accompanying report of independent registered public accounting firm.